Exhibit (p)(iv)

DuPont Capital Management Corporation

Code of Ethics

Effective September 30, 2022

DuPont Capital Management Corporation (“DuPont Capital,” “DCM,” or the “Firm”) embraces many guiding principles, the most important of which is integrity. To preserve this integrity demands the continuing alertness of every employee. Each employee must avoid entering into any activity or relationship that is illegal under any applicable legislation, including the Foreign and Corrupt Practices Act (“FCPA”) and the UK Bribery Act 2010, or that may reflect unfavorably on the Firm as a result of a possible conflict of interest, the appearance of such a conflict, the improper use of “inside information” or the appearance of any impropriety. Employees must place the interests of the Firm’s clients ahead of their personal interests and must treat all clients in a fair and equitable manner.

This Code of Ethics is drafted broadly and represents the Firm’s effort not only to meet but also to exceed the requirements of law and industry practice in a manner consistent with the Firm’s high standard of business conduct. The Firm’s specific expectations in relation to anticorruption, money laundering and sanctions rules are also set out in this Section G. Although no written code can take the place of personal integrity, the following, in addition to common sense and sound judgment, should serve as a guide to the minimum standards of proper conduct. Employees are cautioned to note that the code was not established as a set of fixed rules, but as guidelines to support the principle that in all instances of conflicts or potential conflicts, the interests of the clients must be protected and given priority over personal interests and those of the Firm.

LEGAL REQUIREMENTS

The Investment Advisers Act of 1940 (“Advisers Act”) requires that the Firm have safeguards in place to prevent personal investment activities that might take inappropriate advantage of our fiduciary position. In addition, Rule 17j-1 under the Investment Company Act of 1940 (“1940 Act”) requires the Firm, as an investment adviser or sub-adviser to a Registered Investment Company (a “RIC”), to adopt a written code of ethics containing provisions reasonably necessary to prevent its Access Persons from engaging in any conduct prohibited by that rule. These safeguards are embodied in this Code of Ethics. Rule 204A-1 under the Advisers Act, Sections 206 and 207 of the Advisers Act, and Rule 17j-1 under the 1940 Act, serve as the basis for much of what is contained in this Code of Ethics. For purposes of this Code of Ethics: (a) the term “Client” shall include a “RIC;” and (b) the term “Access Person” shall include each employee of the Firm.

The requirements cited above make it unlawful for any employee of the Firm, in connection with the purchase or sale by such person of a security “held or to be acquired” by a Client:

1.	To employ any device, scheme or artifice to defraud any Client;

2.	To make to any Client any untrue statement of a material fact or omit to state to such Client a material fact necessary in order to make the statements made, in light of the circumstances under which they are made, not misleading;

3.	To engage in any act, practice, or course of business which operates or would operate as a fraud or deceit upon any Client; or

4.	To engage in any manipulative practice with respect to any Client.

A security is “held or to be acquired” if within the most recent 15 days it (i) is or has been held by any client, or (ii) is being or has been considered for purchase or sale by the Firm for any client. A purchase or sale includes the purchase or sale of an option to purchase or sell. “Client” means any person or entity for which the Firm serves as investment manager, adviser or sub-adviser.

Consistent with SEC Rule 204A-1, the Firm provides each employee with a copy of the Code of Ethics and any amendments thereto. Copies will generally be provided by electronic means. This Code further requires each employee to return written acknowledgement of the receipt of the code and amendments to the Chief Compliance Officer (“CCO”) or his designee.

SPECIAL CONSIDERATIONS FOR REGISTERED INVESTMENT COMPANIES

Adoption, Initial Certification; Material Changes: Each RIC client’s board, including a majority of the independent board members, must approve the Firm’s Code of Ethics and any material changes to the Code. The Firm will certify to each RIC client’s board that it has adopted procedures reasonably necessary to prevent Access Persons from violating the Firm’s Code of Ethics. The Firm will submit to each RIC client’s board any material changes to the Code of Ethics to enable the board to approve such changes no later than six months after adoption of such changes.

Annual Report and Certification: Consistent with SEC requirements, no less frequently than annually, the Firm will furnish to the board of any RIC client (other than a unit investment trust) all certifications required by a RIC client’s board and a written report that describes any issues arising under the Code of Ethics and the Firm’s compliance program since the last report to the board, including, but not limited to, information about material violations of the Code and any other material changes or compliance matters relating to the Firm’s compliance program and sanctions imposed in response to the material violations; and certifies that the Firm has adopted procedures reasonably necessary to prevent Access Persons from violating the Code.

Record-Keeping: The Firm shall keep the following records at its principal place of business and make them available to the SEC or its representatives at any time:

●	a copy of the Code of Ethics that is in effect, or at any time within the past five years was in effect, in an easily accessible place;

●	a record of any violation of the Code of Ethics, and of any action taken as a result of the violation in an easily accessible place for at least five years after the end of the fiscal year in which the violation occurs;

●	a copy of each report made by an Access Person, including any information provided in lieu of the reports, for at least five years after the end of the fiscal year in which the report is made or the information is provided, the first two years in an easily accessible place;

●	a record of all persons, currently or within the past five years, who are or were required to make reports, or who are or were responsible for reviewing these reports, in an easily accessible place;

●	a copy of each report required by Rule 17j-1 under the 1940 Act, for at least five years after the end of the fiscal year in which it is made, the first two years in an easily accessible place; and

●	a record of any decision, and the reasons supporting the decision, to approve the acquisition by Access Persons of securities in an Initial Public Offering or in a Limited Offering, for at least five years after the end of the fiscal year in which the approval is granted.

POLICY REGARDING INSIDER TRADING AND PERSONAL SECURITIES TRANSACTIONS

Need for Policy

The Firm is committed to ensuring compliance with all laws, including federal securities laws, and applicable parent company policies. Furthermore, the Firm’s employees have additional ethical and legal obligations that must be fulfilled in order to maintain the confidence and trust of the Firm’s clients and to protect the assets entrusted to the Firm.

The purpose of this Policy is to state the Firm’s requirement that all employees comply fully with laws prohibiting insider trading and tipping, and to set forth additional requirements and provide guidance relating to employees’ personal securities transactions. The intent is to avoid even the appearance of impropriety. This Policy is not intended to set legal standards or to result in the imposition of criminal or civil liability that would not otherwise exist in the absence of the Policy.

Violations by an employee of the laws against trading securities while in possession of inside information (insider trading) or improperly disclosing inside information (tipping) can result in substantial civil liability to the individual violator and the Firm. In addition to termination of employment, criminal penalties for the individual violator can include up to $1 million in fines and ten years’ imprisonment.

Definitions

For purposes of this Policy:

“Associated Account” means securities and futures accounts of the employee’s (i) Immediate Family, (ii) other household members, including domestic partner, as well as (iii) any accounts subject to an employee’s discretion or control (e.g., custodial and trust accounts), and (iv) any other accounts in which the employee has a Beneficial Interest or a substantial ability to influence transactions (e.g., joint accounts, co-trustee accounts, partnerships, investment clubs).

“Beneficial Interest” shall have the meaning given to it for purposes of Rule 204A-1 and shall include the opportunity, directly or indirectly, through any contract, arrangement, understanding, relationship or otherwise, to profit from, or share in any profit derived from, a transaction in the subject Security. An employee is deemed to have a Beneficial Interest in the following:

Any Security owned individually by the employee;

Any Security owned jointly by the employee with others (for example, joint accounts, trusts, investment clubs and controlling interests in corporations); and

Any Security in which a member of the employee’s Immediate Family has a Beneficial Interest in the Security if the Security is held in an account over which the employee has decision-making authority (for example, the employee acts as trustee, executor, or guardian). In addition, an employee is presumed to have a Beneficial Interest in any Security in which a member of the employee’s Immediate Family has a Beneficial Interest if the Immediate Family member resides in the same household as the employee. This presumption may be rebutted if the employee is able to provide the CCO with satisfactory assurances that the employee has no material Beneficial Interest in the Security and exercises no control over the investment decisions made regarding the Security.

An employee is considered to have a Beneficial Interest in Securities if he or she has or shares a direct or indirect “Pecuniary Interest” in the Securities. A Pecuniary Interest exists if he or she has the opportunity, directly or indirectly, to profit or share in any profit derived from a transaction in the Securities.

The following are examples of an indirect Pecuniary Interest in Securities:

1.	Securities held by members of the employee’s Immediate Family sharing the same household; however, this presumption may be rebutted by convincing evidence that profits derived from transactions in these Securities will not provide the employee with any economic benefit.

2.	An employee’s interest as a general partner in Securities held by a general or limited partnership.

3.	An employee’s interest as a manager-member in Securities held by a limited liability company.

An employee does not have an indirect Pecuniary Interest in Securities held by a corporation, partnership, limited liability company, or other entity in which he or she holds an equity interest, unless the employee is a controlling equity holder or has or shares investment control over the Securities held by the entity.

The following circumstances constitute a Beneficial Interest by an employee in Securities held by a trust:

1.	Ownership of Securities as a trustee where either the employee or members of the employee’s Immediate Family have a vested interest in the principal or income of the trust.

2.	Ownership of a vested interest in a trust.

3.	Status as a settlor of a trust, unless the consent of all of the beneficiaries is required in order for the employee to revoke the trust.

“Confidential Information” means any non-public information concerning the Firm’s activities or developed by the Firm or received by the Firm under an agreement or understanding that the information will be treated in confidence or used only for a limited purpose, regardless of whether or not it would be considered important by investors. Examples of confidential information include planned purchases or sales for client accounts, details of financial transactions, and identity and terms of client accounts.

“Equivalent Security” means any Security issued by the same entity as the issuer of a subject Security that may be convertible into or equivalent to that Security. For example, options, rights, stock appreciation rights, warrants, preferred stock, restricted stock, phantom stock, ADRs, and convertible bonds. In many cases, non-convertible corporate debt is not considered equivalent to listed equities of the same issuer. However, all bonds of the same issuer would be considered equivalent securities. In addition, for many distressed companies, the non-convertible debt begins to correlate more with the equity value of the company than with other factors. Therefore, when trading the debt or equity of distressed companies, the employee is cautioned that approval for both the equity and the debt is appropriate in order to avoid trading in conflict with a client, or giving the appearance of trading in conflict.

“Immediate Family” means any of the following persons who reside in the same household as the employee:

child	grandparent	son-in-law
stepchild	spouse	daughter-in-law
grandchild	sibling	brother-in-law
parent	mother-in-law	sister-in-law
stepparent	father-in-law

“Initial Public Offering” means an offering of securities registered under the Securities Act of 1933, as amended (“Securities Act”), the issuer of which, immediately before the registration, was not subject to the reporting requirements of the 1934 Act.

“Inside Information” means non-public information (i.e., information that is not available to investors generally) that there is a substantial likelihood that a reasonable investor would consider to be important in deciding whether to buy, sell or retain a security (e.g., stock, bond, option) or would view it as having significantly altered the “total mix” of information available. Inside information includes, but is not limited to, non-public information relating to a pending merger, acquisition, disposition, joint venture, contract award or termination, major lawsuit or claim, earnings announcement or change in dividend policy, significant product development, or the gain or loss of a significant client or supplier. Any non-public information may be inside information regardless of whether it is developed internally or obtained from others (e.g., the issuer, current or prospective clients, suppliers or business partners) and whether it relates to Corteva or any other company or entity. Information is still considered non-public until the market has had a reasonable time after public announcement to assimilate and react to the information.

“Limited Offering” means an offering that is exempt from registration under the Securities Act.

“Linked Brokerage Account” means a personal or Associated Account for which an automated feed from the broker is provided through the Personal Trading Control Center (“PTCC”) system. See Unlinked Brokerage Account below.

“Options” means a contract that gives the buyer the right, but not the obligation, to buy or sell an underlying asset at a specific price on or before a certain date. Options are included in the definition of Security below.

“Reportable Fund” means as any RIC for which the Firm serves as investment adviser as defined in Section 2(a)(20) of the 1940 Act (including service as a sub-adviser) or any RIC whose investment adviser or principal underwriter controls the Firm, is controlled by the Firm, or is under common control of the Firm.

“Security” means any note, stock, treasury stock, security future, bond, debenture, evidence of indebtedness, certificate of interest or participation in any profit-sharing agreement, collateral-trust certificate, preorganization certificate or subscription, transferable share, investment contract, voting-trust certificate, certificate of deposit for a security, fractional undivided interest in oil, gas or other mineral rights, any put, call straddle, option, or privilege on any security (including a certificate of deposit) or on any group or index of securities (including any interest therein or based on the value thereof), or any put, call, straddle, option, or privilege entered into on a national securities exchange relating to a foreign currency, or, in general, any interest or instrument commonly known as a “security,” or any certificate of interest or participation in, temporary or interim certificate for, receipt for, guarantee of, or warrant or right to subscribe to or purchase, any of the foregoing. “Security” shall not include direct obligations of the Government of the United States, bankers’ acceptances, bank certificates of deposit, commercial paper, high quality short-term debt instruments, repurchase agreements, shares issued by open-end mutual funds (other than Reportable Funds), ownership interests in vacation homes or timeshares, and shares issued by unit investment trusts that are invested exclusively in one or more open-end funds.

“Short Term Trading” means the purchase and sale, or sale and purchase, of the same or equivalent security within 60 calendar days. This definition excludes transactions that would not meet the definition of Short Term Trading if purchases made as a result of contributions as part of an automatic investment program were ignored. For example, monthly contributions to the Firm’s 401(k) plan (“RSP”) for the purchase of Corteva stock would not cause the transfer of Corteva stock to another investment option to trigger a short term trade.

Note that this definition differs from tax treatment in that specific lot designation, e.g., when sales of securities purchased on different dates are matched, for tax purposes, with a specific purchase. If ANY purchase occurs within ANY sale of a particular Security or an Equivalent Security, it will be considered a short term trade.

Please also note that buying and selling, or vice versa, of two different monthly expirations of the same futures contract within 60 calendar days, such as in calendar rolling, is considered short-term trading. Consequently, short term profits from such transactions are prohibited.

“Unlinked Brokerage Account” means a personal or Associated Account that is maintained with a brokerage company that does not have an electronic broker feed relationship with PTCC, including any securities personally held by the employee (such as a bearer bond).

Insider Trading, Tipping and Confidential Information

It is the policy of the Firm that employees:

●	Must not buy, sell or recommend that anyone else buy, sell, or retain, the securities of any company (including Corteva) while in possession of inside information regarding such company. This prohibition on insider trading applies not only to personal transactions, but also bars trading for client accounts.

●	Must not disclose inside information to anyone, inside or outside the Firm (including family members), except to those who have a need to know such information in order for the Firm to carry on its business properly and effectively. Also, any permitted disclosure may only be made under circumstances that make it reasonable to believe that the information will not be misused or improperly disclosed by the recipient.

●	Must use the Firm’s confidential information solely for legitimate Firm purposes and must not improperly disclose such information.

●	Must use and protect all confidential information received from others strictly in accordance with the terms of the agreement or understanding under which the information was received and with at least the same degree of care that would be applied to the Firm’s comparable confidential information.

Personal Securities Transactions and Holdings

The Firm’s employees are permitted to invest for their own account, provided that such investment activity must always comply with applicable laws and regulations and must be carried out in a manner consistent with the Firm’s policies. In addition, personal securities transactions must avoid even the appearance of a conflict of interest.

The procedures and guidelines listed below specify reporting obligations and additional rules of conduct that must be adhered to by the Firm’s employees regarding transactions and holdings in personal and Associated Accounts. However, pre-clearance and reporting of personal Securities transactions and adherence to the other rules discussed below do not relieve employees of responsibility for compliance with the proscriptions against insider trading and tipping set forth above.

Attachment A provides a summary of pre-clearance and reporting requirements.

1.	Personal Trading Rules that apply to all Employees

a.	Pre-Clearance

1.	Transactions in an employee’s personal accounts or Associated Accounts must be pre- cleared in accordance with this policy. As indicated by the attached Reporting Summary, transactions in some securities are exempt.

2.	Term of Pre-Clearance: Transactions not effected by the close of business on the next trading day after the authorization is granted must be re-cleared. In other words, clearance is granted for a maximum of two business days, the day on which the trade is cleared and the next business day. Accordingly, employees should be extremely cautious if using limit orders.

3.	Pre-Clearance of Equity Securities: Employees must receive clearance prior to engaging in a transaction involving any publicly traded equity security unless the security or transaction is designated exempt by this Policy. Clearance must be obtained using the PTCC system. Approval will be confirmed or denied electronically, and an electronic record (“Trading Log”) will be maintained indicating whether or not clearance was given. If clearance is not given, the employee must not proceed with the transaction. The fact that clearance is denied should be considered as confidential information and must not be disclosed.

4.	Pre-Clearance of Fixed Income Securities: Employees must also receive clearance prior to engaging in a transaction involving any publicly traded fixed income security unless the security or transaction is designated exempt by this Policy. Clearance must be obtained using the online PTCC system. Approval will be confirmed or denied electronically, and a Trading Log will be maintained indicating whether or not clearance was given.

5.	Pre-Clearance of Private Placement Securities: Employees shall not acquire any securities in a private placement without prior written approval of the President and CEO(investments in a DCM-advised fund of funds by an employee of DuPont Capital is by invitation only; the requirements herein related to a written request for approval do not apply to such investments). The written request for approval must include full details of the proposed transaction, including certification that the investment opportunity did not arise by virtue of the employee’s activities on behalf of the Firm or its clients. Details should include an indication of how many other investors are participating in the fund,your relative percentage of the total fund and an assurance that you are not directly involved in any of the decisions related to fund investments. You must submit a private placement request through PTCC using the “IPO/Private Placement” selection in your Employee Work Center. When the pre-clearance page appears, complete all questions and “Submit Request.” Forward a copy of the offering document and any other relevant documents to DCM Compliance by email at DL-DCM-Compliance. The request will be reviewed by Compliance and, if approved, it will be forwarded in turn to the Managing Director, Alternative Investments and the President and CEO for further approval. Any material changes in the details upon which the approval is granted must be communicated to the CCO or his designee for reconsideration. Subject to the preceding requirements, underlying investments made by the private placement investment, if applicable, are not subject to DuPont Capital’s pre-clearance or reporting requirement,or to DuPont Capital’s investment restrictions, including the prohibition on investing in IPOs, STOs, and ICOs.

6.	Blackout Period: Generally, clearance will be granted by the PTCC system if there are no transactions for the security in any of the Firm’s client accounts within the past seven (7) calendar days, if there are no open orders in the trading systems for the security, and the security is not on the restricted list.

7.	Appeal of Denial: If clearance is not given, decisions may be appealed to (a) the Managing Director, Global Equities; or his designee, in the case of equities; or (b) the Managing Director, Fixed Income Investments; or his designee in the case of fixed income. Employees will submit their appeal requests via e-mail to the Head of the investment group with a copy to Compliance. The decision will be conveyed via e-mail by the Head of the investment group to the employee with a copy to Compliance. Trades must not occur before such approval is actually received.

The clearance procedure is intended to avoid inadvertent conflicts or the appearance of conflicts. Thus, these reporting and clearance procedures do not relieve the employee of responsibility for compliance with insider trading laws and this Policy.

b.	Additional Personal Trading Rules

1.	Short Term Trading: Profits from short-term trading of Securities (as defined above) are prohibited, and employees will be required to donate any such profits to a recognized charity. Securities may be sold pursuant to a bona fide tender offer without disgorgement of profits. The President and Chief Executive Officer and the CCO may grant exemptions to permit short term trading or avoid disgorgement in cases of hardship or other unusual circumstances. Approval of the exemption should be obtained prior to making the trade when practical. Short-term trading is defined as the purchase and sale, or sale and purchase, of the same or equivalent security within 60 calendar days. Employees should be prepared to hold investments for a significant interval to avoid the appearance of opportunistic trading in front of transactions for clients’ accounts. Short-term trading of any kind is strongly discouraged. Transactions which take place in account managed by a financial advisor, where the employee does not maintain discretion authority over trade activity, is not subject to the above-mentioned short term trading prohibition.

2.	Short Term Trading in Securities Exempted from Reporting Requirements: Employees must report in PTCC any short-term trades in open-end mutual funds and other securities otherwise excluded from clearance and reporting requirements. Trades in money market mutual funds are exempt. Short-term trading is defined as the purchase and sale, or sale and purchase, of the same or equivalent security within 60 calendar days. Frequent short-term trading of mutual funds and other transactions excluded from clearance requirements may result in suspension of trading privileges or other disciplinary action.

3.	IPO’s, STO’s and ICO’s: Employees are prohibited from purchasing securities in an initial public offering, security token offering, or in an initial coin offering.

4.	Options: Employees are prohibited from transacting in ALL options except for those designed to hedge exposure to Corteva stock (NYSE: CTVA) and those received through participation in an employer’s compensation plan.

5.	No employee may solicit or accept an offer made by any person if as a result the employee would be able to purchase or sell a security at a price or under conditions more favorable than those offered to the Firm’s clients.

6.	Although the Firm’s employees may conduct trading for their own account within the limits of this policy, trading during working hours should be limited. Extensive trading may be considered a violation of this Policy, and the Firm reserves the right to restrict trading in such circumstances. In addition, the Firm reserves the right to prohibit employees from trading in certain securities or markets. The President or CCO may grant exemptions in cases of hardship or other unusual circumstances. Extensive trading is defined as 25 or more transactions during each quarter. Exchange traded funds and mutual funds are excluded from the 25 or more transaction limit.

7.	Employees are accountable for complying with the spirit of this policy, not just following the minimum rules outlined herein. That means conducting personal trading in a manner that avoids even the appearance of a conflict of interest. For example, a portfolio manager or analyst who repeatedly executes personal trades exactly 8 days before or after trading the same securities for his or her clients’ portfolios is violating the spirit of this policy. Likewise, a non-Portfolio Person who repeatedly obtains clearances to trade securities one or two days before the same securities are traded in clients’ accounts is at least creating the appearance of a conflict.

2.	Additional Rules for Portfolio Managers and Analysts

Personal trades that are pre-cleared can still result in potential conflicts with trades in clients’ accounts. Pre-clearance helps avoid many potential conflicts, but the nature of securities markets makes it impossible to implement a comprehensive automated process. Portfolio managers and analysts are personally responsible for avoiding any conflicts with client portfolios for which they make or help make investment recommendations. Receiving pre-clearance for a trade does not relieve such person of that responsibility.

1.	Requirement to Disclose Personal Holdings of a Covered Security: All portfolio managers and analysts involved in the decision or recommendation to buy, sell, or retain a particular security for a Firm client (herein referred to as a Covered Security) must disclose by e-mail to their immediate management (with a copy to the CCO):

●	Any direct or indirect personal holdings of such security or affiliations with the issuer of such security.

●	Any changes in direct or indirect personal holdings of such security or changes in the employee’s (including his or her immediate family) affiliations with the issuer of such security.

The personal holdings disclosure shall include the name of the security and the number of shares, units, or principal amount held.

An initial or updated disclosure shall be made within ten (10) business days of any of the following events: (a) commencement of employment with DuPont Capital, (b) reassignment to an initial or new portfolio manager or analyst role, (c) a change in coverage assignment, e.g., sectors covered, (d) a change in the portfolio manager’s or analyst’s immediate manager, or (e) lapse of one year since the employee’s most recent disclosure regarding such security.

Notwithstanding the above timing requirements, the employee must ensure that he or she has provided the required disclosure prior to communicating or reaffirming a recommendation to buy, sell, or retain such security.

For example: an analyst purchases a security in his personal account, and eight days later recommends that the same security be purchased for a client’s account. The personal ownership must be disclosed to his immediate manager, the CCO, and all relevant Compliance personnel prior to making the recommendation on the client’s behalf, even though the recommendation was made within the 10 day reporting period that would otherwise apply.

2.	Portfolio Manager and Analyst Blackout Period: Portfolio managers and analysts are prohibited from trading issues in their personal accounts or Associated Accounts within seven (7) calendar days before or after a portfolio they manage trades in that security. Employees will submit their requests through the PTCC system so that an audit trail of requests and approvals is created. The PTCC system will electronically indicate approval or denial. Trades must not occur before such approval is actually received.

3.	Additional Pre-Clearance of Securities for PMG: Employees in the Private Markets Group, in addition to other clearances required, must obtain clearance of the Managing Director, Alternative Investments and the CCO or their designee prior to engaging in any transaction in a security in the Private Markets portfolio or a security being considered as an addition to the portfolio. Employees will submit their requests through the PTCC system so that an audit trail of requests and approvals is created. The PTCC system will electronically indicate approval or denial. Trades must not occur before such approval is actually received.

4.	No analyst or portfolio manager is permitted to buy or sell a security for his or her own account until all transactions for his or her assigned accounts have been completed. The clients’ interests must always take precedence, even if it requires the employee to delay taking action and suffer financial loss.

5.	Orders placed with the Trading Desks should be treated with the highest degree of confidentiality. Such orders should not be discussed with persons outside the Firm.

6.	Subject to restrictions on insider trading and tipping and any other requirements to keep information confidential, employees are obligated to make information received as a result of employment with the Firm known to other analysts and portfolio managers whose accounts might be interested in such information. However, employees may not misappropriate such information for their own financial benefit.

7.	Employees directly responsible for investment decisions are prohibited from selling a security short which is held in client accounts assigned to such employee, except that short sales may be made “against the box” (the individual already owns the stock) for tax or hedging purposes with the approval of the CCO or his or her designee and the Head of the employee’s respective investment group.

3.	Reporting Responsibilities

1.	Initial Brokerage Account(s) Reporting: In order to facilitate reporting of transactions and holdings in PTCC by employees and/or brokers, all Accounts, whether linked or unlinked, must be disclosed in PTCC within ten (10) calendar days of hire or within ten calendar (10) days of ESTABLISHING the Account. The ten-day disclosure requirement for new accounts applies without regard to the date of the first transaction.

Each employee must disclose within PTCC all brokerage account numbers of his or her personal and Associated Accounts as of a date that is no more than 45 days prior to the start date of employment. Each employee must include the names of all brokers, dealers or banks with which the employee maintains an account in which any securities are held or can be held for the employee’s direct or indirect benefit. Transactions effected pursuant to an automatic investment plan generally do not have to be reported. Automatic investment plan participants must determine, well in advance, what their investments will be, and the pre-determined schedule does not leave the employee in a position to time his or her own trades against clients’ trades, or to act on newly discovered information.

a.	Linked Brokerage Account(s): Employee has no additional responsibility.

b.	Unlinked Brokerage Account(s): All Securities must be reported using the PTCC system. The holdings report must include specific data regarding each investment not excluded from reporting requirements by other portions of this policy.

Employees must create “dummy accounts” in order to disclose holdings and transactions that are not associated with a brokerage account (e.g., physical certificates, Compushare accounts, spousal or former employer 401(k) plans that are permitted to hold reportable Securities, and any other mechanism for ownership of securities). A dummy account is not “opened” in the traditional sense and disclosure becomes relevant only when a holding exists outside of a brokerage account; in such cases, the ten (10) day disclosure period begins when the first transaction occurs or when the first holding is obtained, whichever comes first.

2.	Duplicate Brokerage Confirmations Delivery:

a.	Linked Brokerage Accounts: Once the employee has disclosed the account number of a Linked Brokerage Account, he or she does not have a further responsibility to arrange for the CCO to receive duplicate copies of account statements.

b.	Unlinked Brokerage Account(s): All employees with an Unlinked Brokerage Account must arrange for the CCO to receive directly from any broker, dealer or bank duplicate copies of account statements covering Securities transactions and holdings for each brokerage account in which the employee has a direct or indirect Beneficial Interest, regardless of what, if any, Securities are maintained in such accounts. Thus, for example, even if the brokerage account contains only mutual funds or other securities exempt from reporting and the account has the capability to have reportable Securities traded in it, the employee maintaining such account must arrange for duplicate account statements to be sent to the CCO. Duplicate statements are required for dividend reinvestment plans, “blind” managed accounts, individual retirement accounts (“IRAs”) and other automatic investment vehicles. Duplicate statements are also required for 401(k) and other plans of prior employers or spousal employers when such accounts have the capability to hold or transact in reportable Securities. All account statements must be provided no less frequently than quarterly. The foregoing does not apply to transactions and holdings in registered open-end investment companies (e.g., mutual funds) or the DuPont Retirement Savings Plan. However, Merrill Lynch accounts provided by Corteva to hold proceeds from the Corteva Shares and Long-Term Incentive program are not exempt; the corresponding brokerage account number should be disclosed within PTCC. See Attachment B later in this policy for a form letter that can be completed and provided to brokers in order to request duplicate statements. Employees with reportable securities held outside of a brokerage account, e.g., Compushare accounts, are required to provide the CCO with copies of year-end holdings statements or equivalents within 45 days after year-end.

3.	Quarterly Transactions Disclosure:

a.	Linked Brokerage Accounts: Employee has no additional responsibility.

b.	Unlinked Brokerage Account(s): Employees with an Unlinked Brokerage Account must report and validate trades in any personal or Associated Account within thirty (30) days following the end of the calendar quarter in which such transactions occur. Employees must report trades using the PTCC system. As indicated by the attached Reporting Summary, transactions in some Securities are exempt.